UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     ☐         No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INDEX TO EXHIBITS

ITEM

1.	Metal Storm Limited Financial Report dated 31 December 2003.

2.	ASX release “Metal Storm Receives US$272,000 Order from General Dynamics” dated 5 February 2004.

3.	ASX release “Metal Storm Receives Order from General Dynamics Ordnance and Tactical Systems” dated 20 February 2004.

4.	ASX release “Metal Storm’s Shareholder Bulletin” dated 24 February 2004.

5.	ASX release “Metal Storm to Weaponise Unmanned Aerial Vehicle for Demonstration in the USA” dated 25 February 2004.

Metal Storm Limited

ACN 064 270 006

Financial Report 31 December 2003

Metal Storm Limited

Financial Report 31 December 2003

Corporate Governance Statement

The Directors are responsible for the corporate governance practices of the group. Set out below are the main corporate governance practices that were in operation throughout the financial year.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

•	the Board should comprise at least six directors;

•	the Board should be made up of at least two-thirds of non-executive directors;

•	the Chairman of the Board should be a non-executive director;

•	the directors should possess a broad range of skills, qualifications and experience;

•	the Board should meet on a monthly basis; and

•	the Board shall review the activities and performance of the company’s management and shall be provided with all relevant information concerning the activities of the company.

On the day on which the directors’ Report is made out, the Board consisted of five non-executive directors and one executive director. Details of the directors are set out in the Directors’ Report.

The primary responsibilities of the Board include:

•	the approval of the annual and half-year financial report;

•	the establishment of the long term goals of the company and strategic plans to achieve those goals;

•	the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and

•	ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company’s expense concerning any aspect of the company’s operations or undertakings in order to fulfill their duties and responsibilities as directors.

Audit Committee

The Board has established an Audit Committee consisting of two directors, both of whom are non-executive directors. The current members of the Audit Committee are:

Mr TJ O’Dwyer (Chairman)

Dr D Alspach

The Audit Committee provides a forum for the effective communication between the Board and the external auditors. The Audit Committee reviews:

•	the annual and half-year financial report prior to their approval by the Board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

Metal Storm Limited

Financial Report 31 December 2003

The Audit Committee invites the external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets with and receives reports from the external auditors concerning any matters, which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for the group’s present financial and administrative position and complexity. Members of the Audit Committee administer the procedures and report to the Board in respect of this matter.

Remuneration Committee

The Board has established a Remuneration Committee consisting of two non-executive directors and one executive director. The current members of the Remuneration Committee are as follows:

Lt Gen D Christman (Chairman)

General WA Downing

Mr JM O’Dwyer

The Remuneration Committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the remuneration committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentives schemes – including performance-related bonuses and share options under the Discretionary Share Option Scheme.

Particulars concerning directors’ and executives’ remuneration and the company’s executive and the Discretionary Share Option Scheme are set out in notes 6 to 8 to the financial statements.

Risk Management

The Board is responsible for the group’s system of internal controls. The Board constantly monitors the operational and financial aspects of the group’s activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face the company.

The Board receives recommendations made from the external and internal auditors and other external advisers. These recommendations and appropriate action is taken as and when the Board determines is necessary to ensure an adequate and appropriate internal control environment is in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and that management has suitably qualified and experienced personnel in key positions.

Code of Conduct

As part of the Board’s commitment to the highest standard of conduct, the company has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

•	responsibilities to shareholders;

•	compliance with laws and regulations;

•	relations with customers and suppliers;

•	ethical responsibilities;

•	employment practices; and

•	responsibilities to the environment and the community.

Metal Storm Limited

Financial Report 31 December 2003

Directors’ Report

The directors of Metal Storm Limited submit herewith the annual financial report for the financial year ended 31 December 2003. Pursuant to the provisions of the Corporations Act 2001, the Directors’ Report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	Particulars
Admiral W.A. Owens	BS BA MA MBA, aged 63, retired in 1996 as Vice Chairman Joint Chiefs of Staff US Defense Forces, senior command experience in defence forces and senior advisor to US Secretary of the Navy. Director since March 2000 and Chairman since October 2001.

Mr J.M. O’Dwyer	Director of Science and Innovation, aged 59. Executive Director since 1994 and inventor of the Metal Storm technology. Mr J.M. O’Dwyer stood down as Chief Executive Officer on 26 March 2003.

Mr T.J. O’Dwyer	B Com Dip Adv Ace FCA FAIM FAICD, aged 54, Chartered Accountant in private practice with wide business experience gained with a number of private and public sector boards. Director since 1998.

General W.A. Downing	BSc MBA, aged 63, retired in 1996 as Commander in Chief of US Special Operations Forces, broad experience with the US Congress and other US Government agencies. Director since October 1999. Retired as a director October 2001 upon appointment as US Deputy Director for National Security and President George Bush’s principal adviser on combating terrorism. Returned to the Board in October 2002.

Lt Gen D. W. Christman	Aged 60, retired in 2001 after 36 years of experience in positions of increasing responsibility in the Army and the U.S. federal government. Prior to his retirement, Lt Gen Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. Lt Gen Christman served five years as Superintendent of West Point Military Academy. Director since June 2002.

Dr D. Alspach	Ph. D in Engineering Sciences, Fellow Member of the IEEE and past President of the IEEE Ocean Engineering Society, of which he is currently a member of the Executive Board. Company founder of ORINCON who served as Chairman of the Board, and CEO of ORINCON, with over forty years experience in technical work. Director since August 2003.

Mr J.B.L. Heading	B.Com LLB (Hons) ASIA, aged 47, Solicitor, partner and head of the Corporate Advisory Group of the law firm, McCullough Robertson. Chairman and director since 1998, Deputy Chairman since October 2001. Retired on 26 March 2003.

Mr K.J. Dart	FAICD, aged 52, Chief Executive Officer of Charter Pacific Corporation Limited with wide business experience in a variety of leading edge technologies. Director since 1994. Retired on 3 October 2003.

Mr P.L.G. Pursey, AM	MBA, aged 54, retired as Brigadier in the Australian Army in 2000. Mr Pursey has detailed knowledge of defence - related technology and strategic security issues. Major contribution to developing and implementing Metal Storm’s strategies for progressing the technology’s application to a variety of environments. Director since 1994. Retired on 26 March 2003.

The above-named directors held office for the entire period except for:

Mr J.B.L. Heading – retired 26 March 2003

Mr K.J. Dart – retired 3 October 2003

Mr P.L.G. Pursey, AM – retired 26 March 2003

Dr D. Alspach – appointed 29 August 2003

Metal Storm Limited

Financial Report 31 December 2003

The following directors were alternate directors during the financial year.

Mr SA Cole was an alternate director for Mr KJ Dart, however, retired from this position on 3 October 2003.

Corporate Structure

Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Australia.

Principal Activities

The consolidated entity’s principal activity in the course of the financial year was the further development of its electronic ballistics technology.

Review of Operations

The company continued its program of establishing the significance of its electronic ballistics technology to government agencies in USA, Europe and Australia.

During 2003, Metal Storm undertook a change in structure. The new business structured such that Metal Storm Limited remains as the Head Office situated in Brisbane, Australia. It continues the Head Office operations for reporting purposes and drives the Research & Development (R&D) programs and expenses. The ‘Own Build’ program has seen 3 successful firings in 2003, which has resulted in a number of new projects involving product development from the core R&D. This has included the signing of a Memorandum of Understanding (MOU) on 23 February 2004 with Dragonfly Pictures Inc (DPI) to integrate Metal Storm’s unique weapon system technology with the Dragonfly DP-4X, unmanned helicopter, for military use.

The structure of Metal Storm Inc (MSI), a US based subsidiary allows the company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company.

In December 2003, Metal Storm acquired ProCam Machine LLC (ProCam). This company operates in the manufacturing segment, giving Metal Storm the capacity to accelerate its development to prototype weapon systems for demonstration to the defence industry. ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries. ProCam’s customer base complements Metal Storm’s own development efforts.

Share Capital

The company raised capital of $7,078,784 following a Share Purchase Plan of 15,730,630 ordinary shares to existing shareholders on the register at 7.00pm 12 September 2003.

Changes in State Of Affairs

Acquisition of ProCam Machine LLC

In December 2003, Metal Storm acquired ProCam Machine LLC, which will assist in the engineering capabilities and prototyping expertise. ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries, assisting our in house build programs.

During the financial year there was no significant change in the state of affairs of the consolidated entity, except for those noted above.

Metal Storm Limited

Financial Report 31 December 2003

Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends have been paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of the year.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 916,750 share options were granted to the following directors and executives of the company:

Directors and Executives		Number of Options Granted	Issuing Entity	Number of Ordinary Shares Under Option
Mr C A Vehlow	(i)	656,250	Metal Storm Limited	656,250
Mr G R Zink	(ii)	180,500	Metal Storm Limited	180,500
Mr A Schatz		55,000	Metal Storm Limited	55,000
Ms S Moser-Savage		25,000	Metal Storm Limited	25,000

(i)	31,250 options were issued on 6 February 2004 in accordance with the terms of his employment contract. Of the 625,000 issued during the year ended 31 December 2003, 500,000 options were issued in lieu of a cash bonus for the year ended 31 December 2002, which had previously been accrued for.

(ii)	12,500 options were issued on 6 February 2004 in accordance with the terms of his employment contract. Of the 168,000 options issued during the year ended 31 December 2003, 118,000 options were issued in lieu of a cash bonus for the year ended 31 December 2002, which had previously been accrued for.

Executive and Employee Share Option Plan

Details of the executive and employee share option plan are disclosed in Note 8 to the financial statements.

Metal Storm Limited

Financial Report 31 December 2003

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the Company Secretary, Sylvie Moser-Savage, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Directors’ Meetings

The following table sets out the number of directors’ meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, 15 Board meetings, 2 Remuneration Committee meetings and 4 Audit Committee meetings were held.

	Board of Directors		Nomination & Remuneration Committee		Audit Committee
Directors	Held	Attended	Held	Attended	Held	Attended
KJ Dart	10	9	—	—	—	—
JBL Heading	4	4	—	—	—	—
JM O’Dwyer	15	15	2	2	—	—
TJ O’Dwyer	15	15	—	—	4	4
WA Owens	15	15	—	—	—	—
PLG Pursey	4	4	—	—	—	—
WA Downing	15	7	2	1	—	—
DW Christman	15	15	2	2	—	—
Dr D Alspach	5	3	—	—	2	1
SA Cole	10	1	—	—	—	—

Directors’ Shareholdings

The following table sets out each directors’ relevant direct and indirect interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Fully Paid Ordinary Shares	Listed Share Options	Executive Share Options
JM O’Dwyer	199,729,559	9,986,478	—
TJ O’Dwyer	61,111	2,500	—
WA Owens	—	—	3,000,000
WA Downing	500,000	—	2,000,000
DW Christman	—	—	—
Dr D Alspach	—	—	—

Refer to Note 8 and Note 26 to the financial statements for details.

In addition to the above, subsequent to year end the Board granted options, subject to approval by shareholders at the annual general meeting, to directors in lieu of directors’ fees.

Metal Storm Limited

Financial Report 31 December 2003

Directors’ and Executives’ Remuneration

The Remuneration Committee reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the remuneration committee seeks the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentive schemes – including performance-related bonuses and share options under the executive and employee share option plan as disclosed in note 8 to the financial statements.

The following table discloses the remuneration paid or payable to the directors of the company during the 2003 financial year:

Name	Salary/ Fees	Benefits	Total
Executive Director
James Michael O’Dwyer	254,525	38,012	292,536
Non-Executive Directors
Kevin John Dart	7,500	—	7,500
James Brett Lochran Heading	10,292	—	10,292
Terence James O’Dwyer	45,000	—	45,000
William Arthur Owens	65,000	—	65,000
Peter Louis George Pursey	44,624	—	44,624
Daniel W. Christman	45,000	—	45,000
Wayne Allan Downing	—	—	—
Dr Daniel Alspach	—	—	—

The following table discloses the remuneration of the five highest remunerated executives of the company and the consolidated entity, during the 2003 financial year:

Name	Salary/ Fees $	Benefits $	Incentive Schemes $	Total $	Options Granted Number	Fair Value $
Company
Ian A Gillespie	116,667	9,450	—	126,117	—	—
Sylvie Moser-Savage	95,000	—	—	95,000	25,000	1,500
Consolidated Entity
Charles A Vehlow	307,486	8,901	135,791	452,178	125,000	5,625
Arthur David Schatz	188,635	4,651	—	193,286	55,000	9,900
Russell Zink	220,588	6,099	51,185	277,872	50,000	6,875

The fair value of each option is estimated on the date of grant using a Black Scholes option valuation model, assuming no dividends, an expected life of between 1.75 an 2 years, volatility of between 0.427 and 0.792 and a risk free rate of between 4.39% and 5.39%.

Metal Storm Limited

Financial Report 31 December 2003

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. As the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Currently the fair values are not been recognised as expenses in the financial statements.

During the year the company issued 50,000 ordinary shares at an issue price of $0.50 per ordinary share to executives and employees. The total market value of such shares at 31 December 2003 was $25,000.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

/s/ TJO’DWYER

TJO’Dwyer Director

BRISBANE

Date: 31 March 2004

[LOGO]	■ 1 Eagle Street Brisbane QLD 4000 Australia PO Box 7878 Waterfront Place Brisbane QLD 4001	■ Tel 617 3011 333 Fax 617 3011 3100 DX 165 Brisbane

Independent audit report to members of Metal Storm Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Metal Storm Limited (the company) and the consolidated entity, for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

10	Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

[LOGO]

Audit opinion

In our opinion, the financial report of Metal Storm Limited is in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of Metal Storm Limited and the consolidated entity at 31 December 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 to the financial statements, there is significant uncertainty whether the company and consolidated entity will be able to continue as going concerns and therefore whether they will meet their current operating cash requirements, pay their debts as they become due and payable, and realise their assets and extinguish their liabilities in the normal course of normal business and at amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

/s/ ERNST & YOUNG

Ernst & Young

/s/ MARK HAYWARD

Mark Hayward Partner

Brisbane

31 March 2004

Directors’ Declaration

In accordance with a resolution of the directors of Metal Storm Limited, I state that:

In the opinion of the directors:

(a)	the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

(b)	subject to the inherent uncertainty regarding going concern as expressed in Note 1 to the financial statements, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

/s/ TJ O’DWYER

TJ O’Dwyer Director

Brisbane

Date: 31 March 2004

Metal Storm Limited

Financial Report 31 December 2003

Statement of Financial Performance

Year Ended 31 December 2003

		Consolidated		Company
	Note	2002 $	2003 $	2002 $	2003 $
Revenue from ordinary activities	3	210,227	1,049,009	192,698	362,492
Cost of goods sold		—	(284,345)	—	—
Inventory provision		—	(164,217)	—	—
Employee expenses		(2,449,429)	(2,383,075)	(1,028,045)	(908,726)
Depreciation and amortisation expenses		(99,206)	(108,291)	(79,859)	(36,709)
Accounting and audit expenses		(155,672)	(153,550)	(155,672)	(153,550)
Legal expenses		(476,986)	(602,296)	(414,264)	(352,918)
Travel and entertainment expenses		(192,792)	(276,448)	(126,450)	(175,648)
Consulting expenses		(1,510,467)	(881,465)	(1,415,826)	(834,857)
Borrowing costs		(1,655)	(19,370)	(728)	(1,645)
Provision for diminution in intercompany receivable		—	—	—	(2,458,635)
General and administrative expenses		(2,166,598)	(2,954,948)	(1,878,111)	(2,498,883)

Loss from ordinary activities before income tax expense		(6,842,578)	(6,778,996)	(4,906,257)	(7,059,079)
Income tax benefit relating to ordinary activities	5	—	421,366	—	421,366

Net loss attributable to members of Metal Storm Limited	27	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,713)

Share issue costs		(28,892)	(34,816)	(28,892)	(34,816)

Total revenues, expenses and valuation adjustments attributable to members of Metal Storm Limited and recognised directly in equity		(28,892)	(34,816)	(28,892)	(34,816)

Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Metal Storm Limited		(6,871,470)	(6,392,446)	(4,935,149)	(6,672,529)

Earnings Per Share
- Basic (cents per share)	29	(1.60)	(1.44)
- Diluted (cents per share)	29	(1.60)	(1.44)

Metal Storm Limited

Financial Report 31 December 2003

Statement of Financial Position at 31 December 2003

		Consolidated		Company
	Note	2002 $	2003 $	2002 $	2003 $
Current Assets
Cash assets		8,038,283	8,087,229	7,440,630	7,652,528
Receivables	10	99,439	603,137	99,439	88,907
Inventories	12	—	257,922	—	—
Other	11	485,258	611,604	485,258	588,661

Total Current Assets		8,622,980	9,559,892	8,025,327	8,330,096

Non-Current Assets
Receivables	13	11,671	11,671	2,458,635	2,252,506
Other financial assets	14	—	—	2,920	1,920,307
Property, plant and equipment	16	151,854	3,398,960	110,200	169,615
Intangibles	17	6,460,728	9,448,355	6,460,728	7,816,943

Total Non-Current Assets		6,624,253	12,858,986	9,032,483	12,159,371

Total Assets		15,247,233	22,418,878	17,057,810	20,489,467

Current Liabilities
Payables	18	1,752,819	2,560,124	1,715,653	1,749,829
Interest-bearing liabilities	19	—	1,184,704	—	—
Provisions	20	421,871	377,184	94,643	119,780

Total Current Liabilities		2,174,690	4,122,012	1,810,296	1,869,609

Non-Current Liabilities
Payables	21	13,376	8,502	—	—
Interest-bearing liabilities	22	—	1,546,341	—	—
Provisions	23	49,318	69,238	49,318	69,238
Other		—	32,915	—	2,486

Total Non-Current Liabilities		62,694	1,656,996	49,318	71,724

Total Liabilities		2,237,384	5,779,008	1,859,614	1,941,333

Net Assets		13,009,849	16,639,870	15,198,196	18,548,134

Equity
Contributed equity	26	27,096,633	37,084,284	27,096,633	37,084,284
Accumulated losses	27	(14,086,784)	(20,444,414)	(11,898,437)	(18,536,150)

Total Equity		13,009,849	16,639,870	15,198,196	18,548,134

Metal Storm Limited

Financial Report 31 December 2003

Statement of Cash Flows

Year Ended 31 December 2003

			Consolidated		Company
	Note		2002 $	2003 $	2002 $	2003 $
Cash Flows From Operating Activities
Receipts from customers			—	502,812	—	—
Research programs funding received			338,717	348,570	337,157	10,056
Payments to suppliers and employees			(5,499,472)	(7,156,790)	(3,911,786)	(4,682,151)
Interest and bill discounts received			187,255	339,832	182,958	336,502
Interest and other costs of finance paid			(6,170)	(19,370)	(4,095)	(1,645)
Income tax refund – research & development			—	421,366	—	421,366
Other – GST received			—	170,638	—	170,638

Net cash flows used in operating activities	31	(b)	(4,979,670)	(5,392,942)	(3,395,766)	(3,745,234)

Cash Flows From Investing Activities
Payment for property, plant and equipment			(27,771)	(101,417)	(17,932)	(96,124)
Purchase of controlled entity			—	61,001	—	—
Payment for intangible assets			(1,815,868)	(872,501)	(1,815,868)	(872,501)
Research and development costs paid			(544,114)	(633,715)	(544,114)	(633,714)

Net cash flows used in investing activities			(2,387,753)	(1,546,632)	(2,377,914)	(1,602,339)

Cash Flows From Financing Activities
Proceeds from issues of equity securities			9,420,855	7,078,784	9,420,855	7,078,784
Share issue costs			—	(34,816)	—	(34,816)
Proceeds from exercise of options			—	1,504	—	1,504
Repayment of borrowings			—	(56,952)	—	—
Advances to subsidiary			—	—	(2,070,127)	(1,486,001)

Net cash flows from financing activities			9,420,855	6,988,520	7,350,728	5,559,471

Net Increase In Cash Held			2,053,432	48,946	1,577,048	211,898
Add opening cash brought forward			6,118,822	8,038,283	5,977,041	7,440,630
Effects of exchange rate changes on cash			(133,971)	—	(113,459)	—

Closing cash carried forward	31	(a)	8,038,283	8,087,229	7,440,630	7,652,528

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements

1.	Going Concern

As previously disclosed, the company has progressed its internal research and development program to bring product to a stage where it is demonstrable to the US and Australian defence departments and to potential customers. In order to expedite this process, the company is using those funds previously raised at a rate of $600,000 per month. At 30 March 2004 the company has approximately $6 million available cash. The directors anticipate these funds are adequate to meet the company’s and consolidated entity’s commitments until at least January 2005, however, they are currently obtaining professional advice regarding the next tranche of fund raising. The directors anticipate that the company will raise between $15 and $25 million dollars in working capital during the 2004 financial year.

In December 2003, the company acquired 100% of ProCam Machine LLC (‘ProCam’) and this included the absorption of the debt carried by ProCam. The acquisition of ProCam and its obligations constitutes significant uncertainty to Metal Storm to continue to meet its debts as and when they fall due, however, it also brings a source of revenue to Metal Storm not previously available. Additionally, this acquisition provides the company with the capacity to build its prototypes in the USA, which is expected to be more cost effective.

The directors believe that the company and consolidated entity continue to be going concerns and that they will be able to meet their debts as and when they fall due for a period of 12 months from the date of signing this financial report. However, to the extent that the company and consolidated entity is reliant on a further capital raising in order to fund its working capital, there exists a risk as to the company and consolidated entity’s ability to continue as going concerns.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous years except for the accounting policy with respect to employee benefits.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The revised policy did not have a material effect on opening balances nor on current year closing balances.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

Significant Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)	Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metal Storm Limited (the parent company) and all entities that Metal Storm Limited controlled from time to time during the year and at the reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

(b)	Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days. Interest is recognised as an expense as it accrues.

(c)	Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due less a provision for any doubtful debts.

Interest is taken up as income on an accrual basis.

(d)	Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw material – purchase cost on a first-in-first-out basis; and

•	Finished goods and work-in-progress – cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

(e)	Investments

Investments in controlled entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

(f)	Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(g)	Property, plant and equipment

Cost

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land and investment properties. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

• Plant and equipment	2.5 to 5 years

• Leased plant and equipment	Lease term

(h)	Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the year.

(i)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received, which is currently 5 years.

(j)	Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

(k)	Accounts Payable

Trade payables and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(l)	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

(m)	Interest-bearing liabilities

All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

(n)	Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, have been used.

Employee benefit expenses and revenues arising in respect of the following categories:

•	wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and

•	other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 8 is not being recognised as an employee benefits expense.

Equity instruments issued in settlement of employee benefit liabilities for services rendered have been recognised as an employee benefits expense.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

(o)	Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(p)	Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q)	Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	Costs of servicing equity (other than dividends) and preference share dividends;

•	The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(r)	Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Research Program Income

Revenue arising from research program income is recognised when the services required to be performed under the relative milestone/deliverable requirement has been completed and the entitlement to the income earned.

Sale of goods

Control of the goods has passed to the buyer.

Interest

Control of the right to receive the interest payment.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

(s)	Research and Development Costs

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

(t)	Technology Development

Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the company, however the company retains the ownership of key elements of the intellectual property that is produced by these development programs.

(u)	Foreign Currency

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed to be integrated, as they are financially and operationally dependent on Metal Storm Limited.

The financial reports of those entities are translated using the temporal rate method and any exchange differences are recognised in the Statement of Financial Performance in the reporting period in which they arise.

(v)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables, in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

2.	Summary of Significant Accounting Policies (cont’d)

(w)	Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(x)	Comparatives

Where necessary comparatives have been reclassified and repositioned for consistency with current year disclosures.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $

3. Revenue from Ordinary Activities

Revenues from operating activities
Revenue from sale of goods	—	360,607	—	—
Revenue from research programs	22,738	348,570	9,506	25,990

Total revenues from operating activities	22,738	709,177	9,506	25,990

Revenues from non-operating activities
Interest	187,255	339,832	182,958	336,502
Other revenue	234	—	234	—

Total revenues from non-operating activities	187,489	339,832	183,192	336,502

Total Revenues from ordinary activities	210,227	1,049,009	192,698	362,492

4. Expenses and Losses

(a) Expenses

Cost of goods sold	—	284,345	—	—
Depreciation of non-current assets:
Leased plant and equipment	—	21,261	—	—
Leasehold improvements	683	515	683	515
Plant and equipment	98,523	58,941	79,176	36,194

Total depreciation of non-current assets	99,206	80,717	79,859	36,709

Amortisation of non-current assets
Goodwill	—	27,574	—	—

Total amortisation of non-current assets	—	27,574	—	—

Total depreciation and amortisation expenses	99,206	108,291	79,859	36,709

Borrowing costs expensed
Interest expense	1,655	19,370	728	1,645

Total borrowing costs expensed	1,655	19,370	728	1,645

Decrement in value of inventories	—	164,217	—	—

(b) Losses/(gains)

Net foreign currency losses	133,971	56,931	113,459	83,438

(c) Specific items

Profit from ordinary activities before income tax expenses includes the following specific expenses whose disclosure is relevant in explaining the financial performance of the entity:
Provision for diminution in intercompany receivable	—	—	—	2,458,635

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
5. Income Tax

The prima facie tax, using tax rates applicable in country of operation, on loss differs from income tax provided in the financial statements as follows:
Prima facie tax on loss from ordinary activities	(2,052,773)	(2,033,698)	(1,471,877)	(2,117,724)
Tax effect on permanent differences
Non-deductible legal expenses	49,246	—	39,938	—
Research & development	(93,309)	(102,000)	(93,309)	(102,000)
Amortisation of intangible assets	—	8,272	—	—
Other	7,979	—	7,879	—
Research and development 125% concession	—	421,366	—	421,366
Under provision of prior year		(421,366)	—	(421,366)
Tax losses not brought to account	2,088,857	1,706,060	1,517,369	1,798,358

Income tax benefit attributable to operating loss	—	421,366	—	421,366

Income Tax Losses
Future income tax benefit arising from tax losses not recognised at reporting date as the realisation of the benefit is not regarded as virtually certain	4,586,000	6,292,000	3,909,000	5,708,000

The future income tax benefit will only be obtained if:

a)	future assessable income is derived of a nature and of amount sufficient to enable the benefit to be realised;

b)	the conditions for deductibility imposed by tax legislation continue to be complied with; and

c)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
6. Directors’ Remuneration

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the company, directly or indirectly, by the company or by any related party			1,032,442	509,953

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the economic entity, directly or indirectly, by the entities in which they are directors or by any related party	1,032,442	509,953

			2002 No.	2003 No.
The number of directors of the company whose total income falls within each successive $10,000 band of income:
$ — - $9,999			1	3
$10,000 - $19,999			—	1
$20,000 - $29,999			1	—
$40,000 - $49,999			2	3
$60,000 - $69,999			1	1
$160,000 - $169,999			1	—
$290,000 - $299,999			—	1
$470,000 - $479,999			1	—

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
7. Executives’ Remuneration

Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party			605,053	418,654

Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party	1,174,357	1,341,990

	No.	No.	No.	No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income:
$120,000 - $129,999	1	1	1	1
$190,000 - $199,999	—	1	—	—
$250,000 - $259,999	1	—	—	—
$270,000 - $279,999	—	1	—	—
$290,000 - $299,999	—	1	—	1
$310,000 - $319,999	1	—	—	—
$450,000 - $459,999	—	1	—	—
$470,000 - $479,999	1	—	1	—

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

8.	Executive And Employee Share Option Plan

The company operates a discretionary employee option plan (“Plan”) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the Terms of the Plan is as follows:

Invitations to participate in the Plan are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

(a)	Options pursuant to the Executive and Employee Share Option Plan

Information with respect to the number of options granted under the executive and employee share option plan are as follows:

		2002		2003
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(i)	575,000	$1.16	575,000	$1.16
- granted	(ii)	—		85,000	$0.40

Balance at end of year	(iii)	575,000	$1.16	660,000	$1.06

Exercisable at end of year		575,000	$1.16	635,000	$0.94

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

8.	Executive and Employee Share Option Plan (cont’d)

(i)	Options held at the beginning of the reporting period

The following table summarises information about unlisted options held by employees and executives as at 1 January 2003:

Number of options	Grant Date	Description	Weighted average exercise price AUD
575,000	3 July 2001	On or before 2 July 2004	$1.16

(ii)	Options granted during the reporting period

The following table summarises information about unlisted options granted during the period:

Number of Options	Grant Date	Vesting Date	Exercise Price AUD	Expiry Date
5,000	4 June 2003	4 June 2003	$0.39	4 June 2008
25,000	3 September 2003	3 September 2004	$0.40	3 September 2005
55,000	3 September 2003	3 September 2003	$0.40	3 September 2006

(iii)	Options held at the end of the reporting period

Number of Options	Grant Date	Vesting Date	Exercise Price AUD	Expiry Date
575,000	3 July 2001	3 July 2001	$1.16	2 July 2004
5,000	4 June 2003	4 June 2003	$0.39	4 June 2004
25,000	3 September 2003	3 September 2004	$0.40	3 September 2005
55,000	3 September 2003	3 September 2003	$0.40	3 September 2006

(b)	Options not pursuant to the Employee and Executive Option Plan

Information with respect to Options issued not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the company’s constitution, is as follows:

		2002		2003
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(i)	6,970,000	$0.23	6,599,165	$0.23
- granted	(ii)	129,165	$1.09	793,000	$0.53
- lapsed		—	—	(870,000)	$0.51
- exercised		(500,000)	$0.48	—

Balance at end of year	(iii)	6,599,165	$0.22	6,522,165	$0.21

Exercisable at end of year		1,599,165	$0.89	1,522,165	$0.98

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

8.	Executive and Employee Share Option Plan (cont’d)

(i)	Options held at the beginning of the reporting period

The following table summarises information about unlisted options held by employees and executives as at 1 January 2003:

Number of options	Grant Date	Description		Weighted average exercise price AUD
125,000	16 March 2000	On or before 16 March 2003	(i)	$0.56
500,000	31 May 2000	On or before 31 May 2003	(i)	$0.48
245,000	28 June 2001	On or before 16 March 2003	(i)	$0.56
5,000,000	3 July 2001	Exercisable from the date of grant based on share price levels being achieved	(ii)	$0.01
300,000	19 December 2001	On or before 18 December 2004		$1.15
300,000	19 December 2001	On or before 18 December 2004		$1.64
31,250	9 April 2002	On or before 8 April 2005		$1.16
50,000	25 June 2002	On or before 25 June 2005		$1.16
31,250	8 October 2002	On or before 8 October 2005		$1.16
16,665	17 October 2002	On or before 17 October 2004		$0.57

(i)	The options expired during the year.

(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

30

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

8.	Executive and Employee Share Option Plan (cont’d)

(ii)	Options granted during the reporting period

The following table summarises information about unlisted options granted during the period:

Number of Options	Grant Date		Exercise Price AUD	Expiry Date
62,500	4 June 2003	(i)	$1.16	8 April 2005
25,000	4 June 2003	(i)	$0.56	30 December 2006
31,250	3 September 2003	(i)	$1.16	3 September 2006
12,500	3 September 2003	(i)	$0.56	30 December 2006
500,000	3 September 2003	(ii)	$0.40	3 September 2006
31,250	31 October 2003	(i)	$1.16	31 October 2006
12,500	31 October 2003	(i)	$0.56	31 October 2006
118,000	19 November 2003	(ii)	$0.40	19 November 2006

(i)	Options issued to executives in accordance with their employment contracts.

(ii)	Options issued in lieu of cash bonuses payable under employee contracts.

(iii)	Options held at the end of the reporting period

Number of Options	Grant Date	Exercise Price AUD	Expiry Date
16,665	17 October 2002	$0.57	17 October 2004
300,000	19 December 2001	$1.15	18 December 2004
300,000	19 December 2001	$1.64	18 December 2004
31,250	9 April 2002	$1.16	8 April 2005
50,000	25 June 2002	$1.16	25 June 2005
31,250	8 October 2002	$1.16	8 October 2005
62,500	4 June 2003	$1.16	4 June 2006
31,250	3 September 2003	$1.16	3 September 2006
500,000	3 September 2003	$0.40	3 September 2006
31,250	31 October 2003	$1.16	31 October 2006
12,500	31 October 2003	$0.56	31 October 2006
118,000	19 November 2003	$0.40	30 December 2006
25,000	4 June 2003	$0.56	30 December 2006
12,500	3 September 2003	$0.56	30 December 2006
5,000,000	3 July 2001	$0.01	Exercisable from the date of grant based on share price levels being achieved

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

		Consolidated		Company
		2002 $	2003 $	2002 $	2003 $

9. Remuneration of Auditors

Audit or review of the financial report		38,260	94,000	23,500	63,000
Other services	(i)	101,115	60,000	115,875	60,000

		139,375	154,000	139,375	123,000

(i) includes fees received for the audit of US GAAP financial statements.

10. Receivables (Current)

Trade receivables		—	486,842	—	—
Goods and services tax (GST) recoverable		86,857	72,973	86,857	72,973
FBT Receivable		5,402	—	5,402	—
Other - Sundry debtors		7,180	43,322	7,180	15,934

		99,439	603,137	99,439	88,907

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)     Trade debtors are non-interest bearing and generally on 30 day terms.

(ii)    Sundry debtors are non-interest bearing and generally have repayment terms of 30 days.

11. Other Receivables (Current)

Deposits		—	22,943	—	—
Prepaid insurance		404,958	480,423	404,958	480,423
Prepayments		80,300	108,238	80,300	108,238

		485,258	611,604	485,258	588,661

12. Inventories

Raw materials and stores
At cost		—	97,801	—	—
Provision for diminution in value		—	(46,728)	—	—

		—	51,073	—	—

Work in progress
At cost		—	324,338	—	—
Provision for diminution in value		—	(117,489)	—	—

		—	206,849	—	—

Total inventories at lower of cost and net realisable value		—	257,922	—	—

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

		Consolidated		Company
		2002 $	2003 $	2002 $	2003 $

13. Receivables (Non-current)

Amounts due from controlled entities		—	—	2,458,635	4,176,382
Provision for doubtful debts		—	—	—	(2,458,635)

		—	—	2,458,635	1,717,749
Amounts due from wholly owned entities - interest bearing	(i)	—	—	—	534,759
Other - Security deposit		11,671	11,671	—	—

		11,671	11,671	2,458,635	2,252,506

(i)       The amounts due from wholly owned entities – interest bearing are promissory notes, which Metal Storm Limited took over in the acquisition of ProCam Machine LLC. The interest is calculated quarterly at the rate of 10% p.a.

14. Other Financial Assets (Non-current)

Investments at cost comprise:
Shares in controlled entities - unlisted		—	—	2,920	1,920,307

15.	Interests in Subsidiaries

	Country of Incorporation	Percentage of equity held by the consolidated entity		Investment
		2002	2003	2002	2003
Metal Storm Inc.	USA	100%	49%	2,920	2,920
ProCam Machine LLC	USA	—	100%	—	1,917,387

The new structure of Metal Storm Inc allows the company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $

16. Property, Plant and Equipment

Leasehold Improvements
At cost	3,419	3,419	3,419	3,419
Accumulated depreciation	(7,97)	(1,312)	(797)	(1,312)

	2,622	2,107	2,622	2,107
Plant and equipment under lease
At cost	—	2,317,874	—	—
Accumulated depreciation	—	(21,261)	—	—

	—	2,296,613	—	—
Plant and equipment
At cost	367 417	1 377 366	304 437	400 561
Accumulated depreciation	(218,185)	(277,126)	(196,859)	(233,053)

	149,232	1,100,240	107,578	167,508
Total property, plant and equipment
At cost	370,836	3,698,659	307,856	403,980
Accumulated depreciation	(218,982)	(299,699)	(197,656)	(234,365)

Total written down value	151,854	3,398,960	110,200	169,615

	Consolidated	Company
	2003 $	2003 $
Reconciliations
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.
Leasehold Improvements
Carrying amount at beginning	2,622	2,622
Depreciation expense	(515)	(515)

	2,107	2,107

Plant and equipment under lease
Carrying amount at beginning	—	—
Additions through acquisitions of entities	2,317,874	—
Depreciation expense	(21,261)	—

	2,296,613	—

Plant and equipment
Carrying amount at beginning	149,232	107,578
Additions	101,417	96,124
Additions through acquisitions of entities	908,532	—
Depreciation expense	(58,941)	(36,194)

	1,100,240	167,508

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $

17. Intangibles

Goodwill	—	1,658,986	—	—
Accumulated amortisation	—	(27,574)	—	—

	—	1,631,412	—	—

Patents, trademarks and licences	3,446,392	4,318,892	3,446,392	4,318,892
Accumulated amortisation	(714,084)	(1,226,962)	(714,084)	(1,226,962)

	2,732,308	3,091,930	2,732,308	3,091,930

Other (Metal Storm Technology)	1,125,000	1,125,000	1,125,000	1,125,000
Accumulated amortisation	(1,125,000)	(1,125,000)	(1,125,000)	(1,125,000)

	—	—	—	—

Other (Research & Development)	3,728,420	4,725,013	3,728,420	4,725,013

	6,460,728	9,448,355	6,460,728	7,816,943

Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,460,136	512,878	1,460,136	512,878

18. Payables (Current)

Trade payables	489,158	1,515,760	451,892	936,022
PAYG tax payable	2,486	—	2,486	—
Other sundry accruals	1,261,175	1,044,364	1,261,275	813,807

	1,752,819	2,560,124	1,715,653	1,749,829

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)     Trade creditors are non-interest bearing and normally settled on 30 day terms.

(ii)    Other creditors are non-interest bearing and generally settled on 30 day terms.

19. Interest-bearing liabilities (Current)

Lease liability	—	606,315	—	—
Bank loans	—	578,389	—	—

	—	1,184,704	—	—

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)     Finance leases have an average lease term of 5 years and a weighted average interest rate of 8.3%.

(ii)    Other creditors are non-interest bearing and generally settled on 30 days terms.

20. Provisions (Current)

Employee benefits (note 24)	421,871	377,184	94,643	119,780

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
21. Payables (Non-current)

Payables	13,376	8,502	—	—

22. Interest-bearing Liabilities (Non-current)
Lease liability	—	1,546,341	—	—

Terms and conditions Terms and conditions relating to the above financial instruments: (i) Finance leases have an average lease term of 5 years and a weighted average interest rate of 8.3%.

23. Provisions (non-current)

Employee benefits (note 24)	49,318	69,238	49,318	69,238

24. Employee Benefits

The aggregate employee entitlement liability recognised and included in the financial statements is as follows:
Provision for employee benefits:
Current (note 20)	421,871	377,184	94,643	119,780
Non-current (note 23)	49,318	69,238	49,318	69,238

	471,189	446,422	143,961	189,018

	No.	No.	No.	No.
Number of employees at end of financial year	10	60	6	8

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
25. Un-Hedged Foreign Currency Balances

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:
US Dollars
Current - cash on deposit	1,115,860	492,826	519,119	58,124
Current - payables	—	810,295	—	—
Non-current - payables	13,376	1,554,843	—	—

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

			Consolidated		Company
			2002 $	2003 $	2002 $	2003 $

26. Contributed Equity

(a) Issued and paid up capital
460,245,890 fully paid ordinary shares (2002: 438,878,548)			27,096,633	37,084,284	27,096,633	37,084,284

(b) Movements in shares on issue

			2002		2003
			Number	$	Number	$
Balance at beginning of financial year			423,403,558	17,025,502	438,878,548	27,096,633
Issued during the year:
• private equity raising			14,142,700	9,192,755	—	—
• less transaction costs			—	(28,442)	—	—
• exercise of options at exercise price of $0.65			15,802	10,271	2,313	1,504
• exercise of options at exercise price of $0.48			500,000	240,000	—	—
• issued under an employment contract			50,000	26,000	50,000	25,000
• issued under the terms of a consultancy agreement			766,488	398,574	59,472	26,168
Share purchase plan equity raising			—	—	15,730,630	7,078,784
• less transaction costs			—	—	—	(34,816)
Fair value of shares issued as purchase consideration in accordance with purchase agreement	(i	)	—	—	3,913,034	1,917,387
Fair value of shares issued as repayment of promissory note			—	—	1,184,713	552,320
Fair value of shares issued as payment for services rendered in connection with the acquisition of ProCam Machine LLC	(i	)	—	—	427,180	207,120
Fair value of options issued as purchase consideration in accordance with consultancy agreements			—	231,973	—	—
Issue of options in lieu of cash bonus payable to employees under the terms of their employment contracts.			—	—	—	214,184

Balance at end of financial year			438,878,548	27,096,633	460,245,890	37,084,284

(i)	Refer to Note 31 for further details.

(c)	Terms and Conditions of Contributing Equity

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

26.	Contributed Equity (cont’d)

(d)	Share Options

Options over ordinary shares:

Unlisted options

During the financial year, 878,000 options were issued over ordinary shares. The options had an average exercise price of $0.52. At year-end there were a total of 7,182,165 (2002: 7,174,165) unissued ordinary shares in respect of which options were outstanding. Further details are provided in note 8.

Listed options

During the financial year Metal Storm Limited issued listed options as follows:

	2002		2003
	Number of options	Fixed exercise price	Number of options	Fixed exercise price
Balance at beginning of year	—		36,795,959	$0.65
• placement under a private equity raising	14,142,700	$0.65	—	—
• bonus issue	21,902,573	$0.65	—	—
• issued under the terms of a consultancy agreement	766,488	$0.65	—	—
• exercised	(15,802)	$0.65	(2,313)	$0.65

Balance at end of year	36,795,959	$0.65	36,793,646	$0.65

Exercisable at end of year	36,795,959	$0.65	36,793,646	$0.65

Listed options have an exercise price of $0.65 and expire on 6 September 2004.

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $

27. Accumulated Losses

Balance at beginning of financial year	(7,244,206)	(14,086,784)	(6,992,180)	(11,898,437)
Net loss attributed to members of Metal Storm Limited	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,713)

Balance at end of financial year	(14,086,784)	(20,444,414)	(11,898,437)	(18,536,150)

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

28.	Segment Information

(a)	Business Segment – primary segment

The consolidated entity operates in research and development of ballistics technology and manufacturing.

	R&D		Manufacturing		Eliminations		Consolidated
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Revenue
Sales to customers outside the economic entity	—	—	—	360,607			—	360,607
Other revenue	22,972	348,570	—	—			22,972	348,570

Total revenue	22,972	348,570		360,607			22,972	709,177

Interest revenue							187,255	339,832

Total consolidated revenue							210,227	1,049,009

Results
Segment result	(6,527,245)	(5,638,262)	—	(421,810)			(6,527,245)	(6,060,072)

Unallocated expenses							(315,333)	(297,558)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(6,357,630)
Income tax expense / (benefit)							—	—

Consolidate entity profit from ordinary activities after income tax expense							(6,842,578)	(6,357,630)

Assets
Segment Assets	17,708,789	19,208,132	—	4,170,285	(2,461,556)	(959,539)

Total Assets							15,247,233	22,418,878

Liabilities
Segment Liabilities	4,696,019	2,164,911	—	4,215,700	(2,458,635)	(601,603)

Total Liabilities							2,237,384	5,779,008

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

28.	Segment Information (cont’d)

(a)	Business Segment – primary segment (cont’d)

	R&D		Manufacturing		Eliminations		Consolidated
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Other segment information:
Acquisition of property, plant and equipment, intangible assets and other non-current assets	2,387,753	96,124		3,226,406			2,387,753	3,322,530
Depreciation/Amortisation	99,206	79,019	—	29,272	—	—	99,206	108,291
Non-cash expenses other than depreciation	784,139	2,931,107	—	164,217	—	(2,458,635)	784,139	636,689

(b) Geographical Segment – secondary segment
	Australia		North America		Eliminations		Consolidated
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Revenues
Sales to customers outside the economic entity	—	—	—	360,607	—	—	—	360,607
Other revenue	266,040	362,492	40,260	325,910	—	—	306,300	688,402

Total revenue	266,040	362,492	40,260	686,517	—	—	306,300	1,049,009

Results
Segment result	(4,590,923)	(3,829,673)	(1,936,322)	(2,230,399)	—	—	(6,527,245)	(6,060,072)

Unallocated expenses							(315,333)	(297,558)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(6,357,630)
Income tax expense/(benefit)							—	—

							(6,842,578)	(6,357,630)

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

28.	Segment Information (cont’d)

(b)	Geographical Segment – secondary segment (cont’d)

	Australia		North America		Eliminations		Consolidated
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Assets
Segment Assets	17,057,810	18,858,055	650,979	6,238,109	(2,461,556)	(2,677,286)

Total Assets							15,247,233	22,418,878

Liabilities
Segment Liabilities	1,859,612	1,868,360	2,836,407	8,615,660	(2,458,635)	(4,705,012)

Total Liabilities							2,237,384	5,779,008

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

		Consolidated
		2002$	2003$
29.	Earnings per share

	The following reflects the income and share data used in the calculations of basic and diluted earnings per share:
	Net loss	(6,842,578)	(6,357,630)

		Number of shares
		2002	2003
	The weighted number of ordinary shares on issue used in the calculation of basic earnings per share	428,801,790	442,519,126

Diluted earnings per share is the same as basic earnings per share as the group is in losses. As a result, the inclusion of the company’s options in the diluted earnings per share calculation would be anti-dilutive and therefore are not considered.

30.	Related Party Disclosures

(a)	Directors

The directors of Metal Storm Limited during the financial year were:

Admiral W.A. Owens	Dr D. Alspach (appointed 29 August 2003)
General W.A. Downing	J.B.L Heading (retired 26 March 2003)
J.M. O’Dwyer	K.J. Dart (retired 3 October 2003)
Lt Gen Daniel W. Christman	P.L.G Pursey (retired 26 March 2003)
T.J. O’Dwyer

(b)	Wholly owned group transactions

Loans made to wholly owned subsidiaries outstanding at 31 December 2003 totalled $534,759. Interest is calculated quarterly at a rate of 10%p.a.

(c)	Other related party transactions

Loans made to controlled entities, other than wholly-owned subsidiaries, outstanding at 31 December 2003 totalled $4,176,382. Loans were non-interest bearing and had no set repayment terms. At year end a provision for doubtful debts was taken up to the amount of $2,458,635.

(d)	Director Transactions

Loans

J.M. O’Dwyer had a loan outstanding at 31 December 2003 to Metal Storm Limited totaling $203 (2002: $947). Repayments received during the year totalled $744 (2002: nil). The loan is non-interest bearing and had no fixed repayment terms.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

30.	Related Party Disclosures (cont’d)

(e)	Equity Instruments of Directors

Interest at balance date

Interests in the equity instruments of Metal Storm Limited held by directors of the reporting entity and their director related entities are:

	Ordinary Shares		Options over Ordinary Shares
	2002 Number	2003 Number	2002 Number	2003 Number
KJ Dart	114,476,181	N/A	—	N/A
JBL Heading	1,055,000	N/A	—	N/A
JM O’Dwyer	199,729,559	199,729,559	9,986,478	9,986,478
TJ O’Dwyer	50,000	61,111	—	2,500
WA Owens	—	—	3,000,000	3,000,000
PLG Pursey	7,685,000	N/A	—	N/A
WA Downing (reappointed 22 October 2002)	500,000	500,000	2,000,000	2,000,000
DW Christman	—	—	—	—
Dr D Alspach	—	—	—	—

	323,495,740	200,290,670	14,986,478	14,988,978

Mr JBL Heading resigned from the board on 26 March 2003;

Mr PLG Pursey resigned from the board on 26 March 2003;

Mr KJ Dart resigned from the board on 3 October 2003;

General WA Downing did not exercise those options over shares falling due in 2003 and allowed these to expire;

Dr D Alspach was appointed to the board on 29 August 2003.

Movements in Directors’ equity holdings

Mr T O’Dwyer participated in the Share purchase plan in 2003 to the maximum allowable level of $5,000 or 11,111 ordinary shares.

(f)	Other Transactions with Directors

During the financial year, amounts totalling $6,120 (2002: $54,120) were paid or payable by the company to BDO Kendalls business advisors for accounting and consultancy services, of which Mr TJ O’Dwyer is a partner.

During the financial year, amounts totalling $37,008 (2002: $152,356) were paid or payable by the company to Admiral WA Owens (US Navy retired) pursuant to a consultancy agreement with the company.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $

31. Statement Of Cash Flows

(a) Reconciliation of Cash
Cash balance comprises:
- cash assets	8,038,283	8,087,229	7,440,630	7,652,528

Closing cash balance	8,038,283	8,087,229	7,440,630	7,652,528

(b) Reconciliation of net loss after tax to net cash flows from operations:
Net loss	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,715)
Depreciation and amortisation of non-current assets	99,206	108,291	79,859	36,709
Foreign exchange losses/(gains)	133,971	(126,822)	113,459	17,561
Fair value of services paid for via issue of shares	650,168	472,472	650,168	258,288
Write-off of inventory	—	164,217	—	—
Provision for intercompany doubtful debts	—	—	—	2,458,635
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:
(Increase)/decrease in assets:
Current receivable	315,746	61,690	327,417	(19,611)
Prepayments	(340,725)	41,274	(340,725)	(90,821)
Inventory	—	(98,603)
Increase/(decrease) in liabilities:
Current trade payables	288,746	497,163	251,565	184,176
Other current liabilities	727,065	—	403,767	45,058
Other non-current liabilities	(11,269)	(154,994)	24,981	2,486

	(4,979,670)	(5,392,942)	(3,395,766)	(3,745,234)

(c)	Non-cash financing and investing activities

Equity instruments issued as payment

In December 2003, the company acquired ProCam Machine LLC (ProCam), a company based in Seattle, Washington, USA. The consideration paid for this acquisition was 3,919,034 shares. The market value of the shares issued was $1,917,387.

On the same dates as the acquisition of ProCam, the company repaid a promissory note owed by ProCam on its behalf, having a value of $552,320 via the issuance of 1,184,713 shares. This promissory note is now owed to the company.

During the year a total of 486,652 shares were issued as payment for services rendered by third parties to the company. The total value of the shares issued was $233,288.

The company paid bonuses owing to executives by way of the issuance of 618,000 options having a value of $214,184.

The company issued 50,000 shares to an employee having a value of $25,000 in accordance with the terms of their employment contract.

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

31.	Statement Of Cash Flows (cont’d)

(d)	Acquistion of controlled entity

On 11 December 2003, effective from 1 December 2003, Metal Storm Limited acquired 100% of the voting share capital of ProCam, a company based in Seattle, Washington, USA specialising in the manufacturing of defence products. The components of the acquisition were:

Consideration was 3,919,034 shares of Metal Storm Limited having a market value of $1,917,387 - on the effective date that Metal Storm Limited acquired ProCam.

Net assets of ProCam Machine LLC on 1 December 2003:

$
Cash	61,001
Receivables	591,854
Inventories	323,535
Prepayments & deposits	68,179
Property, plant and equipment (net)	3,226,407

4,270,976
Less :
Payables	333,454
Interest bearing liabilities (current)	1,277,353
Interest bearing liabilities (long term)	2,200,386
Provisions	103,272
Other accruals	98,110

4,012,575

Fair value of tangible assets	258,401
Goodwill arising on acquisition	1,658,986

1,917,387

Net cash effect:
Cash consideration	—
Cash included in net assets acquired	61,001

Cash received on acquisition	61,001

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

32.	Financial Instruments

(a)	Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

(b)	Interest Rate Risk

The following table details the economic entity’s exposure to interest rate risk as at the 31 December 2002:

	Average Interest Rate %	Variable Interest Rate $	Fixed Interest Rate Maturity			Non-Interest Bearing $	Total $
2002			Less than 1 Year $	1 to 5 Years $	More than 5 Years $
Financial Assets
Cash	4.6%	2,067,396	5,969,475	—	—	1,412	8,038,283

		2,067,396	5,969,475	—	—	1,412	8,038,283

Financial Liabilities
Trade payables	—	—	—	—	—	1,752,819	1,752,819
Employee entitlements	—	—	—	—	—	471,188	471,188

		—	—	—	—	2,224,007	2,224,007

The following table details the economic entity’s exposure to interest rate risk as at 31 December 2003:

	Average Interest Rate %	Variable Interest Rate $	Fixed lnterest Rate Maturity			Non-Interest Bearing $	Total $
2003			Less than 1 Year $	1 to 5 Years $	More than 5 Years $
Financial Assets
Cash	4.6%	7,695,358	390,000	—	—	1,871	8,087,229

		7,659,358	390,000	—	—	1,871	8,087,229

Financial Liabilities
Trade payables	N/A	—	—	—	—	2,560,124	2,560,124
Bank loans	5.5%	578,389	—	—	—	—	578,389
Finance lease liabilities	8.3%	—	606,315	1,546,241	—	—	2,152,556
Employee entitlements	N/A	—	—	—	—	446,422	446,422

		578,389	606,315	1,546,241	—	3,006,546	5,737,491

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

32.	Financial Instruments (cont’d)

(c)	Credit Risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the economic entity.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity’s maximum exposure to credit risk.

(d)	Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values.

	Consolidated		Company
	2002 $	2003 $	2002 $	2003 $
33. Expenditure Commitments
Lease expenditure commitments
(i) Operating Leases
Minimum lease payments
- not later than one year	93,426	405,286	93,426	102,340
- later than one year and not later than five years	—	3,528,753	—	2,456,160
- later than five years	—	—	—	—

Aggregate lease expenditure contracted for at reporting date	93,426	3,934,039	93,426	2,558,500

(ii) Finance leasess
- not later than one year	—	763,194	—	—
- later than one year and not later than five years	—	1,428,228	—	—
- later than five years	—	353,029	—	—

Total minimum lease payments	—	2,544,451	—	—
- future finance charges	—	(391,795)	—	—

Total lease liability	—	2,152,656	—	—

- current liability	—	606,315	—	—
- non-current liability	—	1,546,341	—	—

	—	2,152,656	—	—

Metal Storm Limited

Financial Report 31 December 2003

Notes to the Financial Statements (cont’d)

34.	Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

35.	Additional Company Information

Metal Storm Limited is a listed public company, incorporated in Australia and operating in Australia and the United States of America.

Principal Registered Office Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email: ms@metalstorm.com Website: www.metalstorm.com	Principal Place of Business Australia Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email: ms@metalstorm.com Website: www.metalstorm.com	United States of America Suite 810 4350 N Fairfax Drive Arlington VA USA Tel+1 703 248 8218 Fax+1 703 248 8262 ms@metalstorm.com www.metalstorm.com

Metal Storm Limited

Financial Report 31 December 2003

Additional Stock Exchange Information

as at 28 February 2004

Number of Holders of Equity Securities

Ordinary Share Capital

•	460,487,959

All issued ordinary shares carry one vote per share.

Options

•	7,225,915 (Unlisted)

•	36,793,646 (Listed)

Options do not carry a right to vote.

Distribution of Holders of Equity Securities

Fully Paid Ordinary Shares
1 - 1,000	1,910
1,001 - 5,000	3,558
5,001 - 10,000	1,311
10,001 - 100,000	1,958
100,001 and over	131

8,868

Holdings less than a marketable parcel	—

Substantial Shareholders

	Fully Paid
	Number	Percentage
Ordinary Shareholders
JM O’Dwyer	131,517,059	28.56
O’Dwyer Investments Pty Ltd	68,212,500	14.81
Global Defence Systems Pty Ltd	63,450,000	13.78

	263,179,559	57.15

Metal Storm Limited

Financial Report 31 December 2003

Additional Stock Exchange Information (cont’d)

as at 28 February 2004

Twenty Largest Holders of Quoted Equity Securities

	Fully Paid Ordinary Shares
Ordinary Shareholders	Number	Percentage
JM O’Dwyer	131,517,059	28.56
O’Dwyer Investments Pty Ltd	68,212,500	14.81
Global Defence Systems Pty Ltd	63,450,000	13.78
Charter Pacific Corporation	37,903,555	8.23
ANZ Nominees Limited	15,833,621	3.44
B Walton	7,938,500	1.72
Milaroi Pty Ltd	7,696,111	1.67
Mr Graham Budgen	6,296,886	1.37
Jezdon PtyLtd	4,809,579	1.04
MS Investments No2 Pty Ltd	2,915,324	0.63
Mr W McAllister & Mrs G McAllister	2,465,249	0.54
Mr Michael John Harris	2,000,000	0.43
Charter Pacific Corporation Ltd	1,416,720	0.31
Mr James V Kimsey	1,390,154	0.30
Mr Michael John Harris	1,352,730	0.29
National Nominees Ltd	1,305,800	0.28
J P Morgan Nominees Australia	1,081,541	0.23
Double Knob Pty Ltd	1,015,000	0.22
OEM Nutech Pty Ltd	1,000,000	0.22
Mr Graham Bugen	930,761	0.20

	360,531,090	78.27

Metal Storm Limited

Financial Report 31 December 2003

Additional Stock Exchange Information (cont’d)

as at 28 February 2004

Company Secretary

Sylvie Moser-Savage

Principal Registered Office Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia	Principal Administration Office Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia

Tel +61 7 3221 9733	Tel +61 7 3221 9733

Fax +61 7 3221 9788	Fax +61 7 3221 9788

Email ms@metalstorm.com	Email ms@metalstorm.com

Website www.metalstorm.com	Website www.metalstorm.com

Share Registry

Computershare Investor Services Pty Ltd

Level 27 Central Plaza One

345 Queen Street

Brisbane Qld Australia 4000

Phone: 61 7 3237 2137

Fax: 61 7 3229 9860

Website: www.computershare.com

Stock Exchange Listings

Metal Storm Limited’s ordinary shares are quoted on the Australian Stock Exchange Limited (trading code: MST) and its American Depositary Receipts (ADRs) are quoted on the NASDAQ exchange in the United States of America (ticker symbol: MTSX).

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM RECEIVES US$272,000 ORDER FROM GENERAL DYNAMICS

BRISBANE, AUSTRALIA - 5 February 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm Limited announced today that its ProCam subsidiary has received a US$272,000 (AUS$356,000) order from General Dynamics Ordnance and Tactical Systems (GD-OTS), a business unit of General Dynamics (NYSE:GD), for precision machine assemblies to be used in tactical munitions dispensers.

GD-OTS is a leading developer and manufacturer of ammunition systems for the armed forces of the United States and its allies. ProCam and the GD-OTS Redmond, Washington facility have worked together on several defence programs for the past nine years. The company expects to deliver products under this order in the second quarter of 2004, as part of a multi-year agreement between ProCam and GD-OTS to replenish systems used by the United States military.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow stated, “This contract illustrates the depth of the relationship between ProCam and GD-OTS. Given ProCam’s specialised manufacturing engineering expertise and lean manufacturing initiatives, it is highly likely that we will secure follow-on orders. We look forward to strengthening our relationship with General Dynamics and expanding our relationship with other defence contractors.”

General Dynamics Redmond Operations General Manager, Mark Schneider said, “ProCam has consistently demonstrated their outstanding technical capabilities. We value our partnership with them and look forward to working with ProCam in the future.”

About General Dynamics

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 67,600 people worldwide and had 2003 revenues of US$16.6 billion. The company has leading market positions in mission-critical information systems and technologies, land and amphibious combat systems, shipbuilding and marine systems, and business aviation. More information about the company is available on the Internet at www.generaldynamics.com.

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, including the National Institute of Justice (US), the Missile Defense Agency (US), the US Navy and US Army to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

METAL STORM LIMITED

A.C.N. 064 270 006

METAL STORM RECEIVES ORDER

FROM GENERAL DYNAMICS

ORDNANCE AND TACTICAL SYSTEMS

BRISBANE, AUSTRALIA - 20 February 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm Limited announced today that its subsidiary ProCam has received an A$956,000 (US$755,000) order from General Dynamics Ordnance and Tactical Systems, a business unit of General Dynamics (NYSE:GD), to manufacture high precision assemblies to be used in tactical munitions dispensers.

This order is part of a multi-year agreement between ProCam and General Dynamics Ordnance and Tactical Systems to replenish systems used by the United States military and comes in addition to a A$363,000 (US$272,000) order received from General Dynamics announced earlier this month. ProCam expects to deliver products under this order in the third and fourth quarter of 2004.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow stated, “This contract highlights Metal Storm’s ability to sign up the follow-on orders that we recently indicated would be secured and further reinforces the very high regard that defence contractors have for our capabilities and expertise in specialist manufacturing engineering.” ProCam and General Dynamics Ordnance and Tactical Systems have worked together on several defence programs during the past nine years.

About Metal Storm

Metal Storm Limited is a defence technology company, based in Brisbane, Australia, with offices in Washington DC and Seattle. The company has developed a revolutionary electronic ballistics technology which has applications in both defence and non-military areas and has no known conventional equivalent.

Metal Storm’s 100% ballistic systems are compact, lightweight, can fire high volumes of projectiles from individual or multiple barrels at extremely fast and precisely controlled rates of fire and are entirely free of mechanical components or moving parts.

Metal Storm is working with government agencies and the defence industry in the US and Australia to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Visit Metal Storm at www.metalstorm.com

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

METAL STORM LIMITED	24 February 2004

ACN 064 270 006	Issue 2

Shareholder Bulletin

Welcome to the second edition of Metal Storm’s Shareholder Bulletin, and welcome to the additional 600 shareholders who have joined us since September last year. This bulletin will update you on the significant progress we have achieved, particularly, in the last five months.

Shareholders Support increased Product Development Activities

Thank you to all those shareholders who participated in the Share Purchase Plan (SPP) undertaken in September 2003. The SPP successfully raised more than $7 million dollars in fresh capital. Approximately 15.5 million new shares were issued to 1,942 shareholders who invested an average of $3,650 each in the SPP. These funds are being utilised to finance our increased product development activities and ongoing operating costs.

Inside this issue:

Key Announcements since last Bulletin

•	Metal Storm achieves Milestone with Test Firing of ‘New Generation’ Grenade Pod

•	Metal Storm adds handgun manufacturer to ‘personalised handgun’ team

•	Metal Storm commences project to develop and commercialise ‘Rapid Fire’ Fire fighting Systems

•	Metal Storm acquires US-based Defence Engineering Company

•	Metal Storm Receives US$272,000 Order From General Dynamics

•	Metal Storm Receives Further Order From General Dynamics

Increased emphasis on Metal Storm’s Internal Development Priorities

In the past 12 months Metal Storm has substantially increased its focus on internal product development programs, whilst continuing to participate in various external programs with several defence agencies and organisations. This is a deliberate strategy aimed at focusing on the development of Metal Storm products for specific applications to meet current end user needs, and to provide the best commercial potential in the best possible time frames.

This internal development activity has focused principally on the 40mm and 9mm areas, both of which are capable of producing numerous product applications from the core technologies that are being developed and improved under these programs.

Over the past nine months, these programs have seen us successfully complete a series of live test firings and demonstrations in Australia. These included the firing in May of a multi-barrel pod system firing conventional 40mm projectiles; live rapid firing in July of a multi-barrel 40mm pod system and 40mm barrel; and live-fire test in August of a rapid-reload multi-shot cartridge for 40mm pod system and test firing of 40mm projectiles using an electronic inductive ignition system.

This culminated in the October field firing of a ‘new generation’ fully reloadable, 24-barrel, inductively fired, electronic 40mm grenade pod, which produced a significant response in the form of direct enquiries about applications of the 24 Barrel Grenade Pod from several US defence organisations.

These contacts have resulted in a number of new product development projects being commenced with consequent changes to development priorities as well as the number and type of live firings that are now planned for 2004.

Some of the new projects which we are currently working on include: weaponisation of Unmanned Aerial Vehicles (UAVs), convoy defence, vital asset protection, perimeter defence systems, aircraft self-defence, rapid access denial systems (RADS), crowd control and firefighting.

In addition, interest from non-defence areas saw us sign a formal partnership agreement with the New Jersey Institute of Technology in August to commercialise the O’Dwyer VLe® electronic handgun with NJIT’s Dynamic Grip Recognition technology. This project was further progressed in November with a collaboration memorandum with Taurus International Manufacturing to market the personalised handgun.

In September, we signed a heads of agreement with Pyrogen Australia to develop and commercialise a “rapid attack” firefighting system within a three-year period.

The substantial increase in our internal development activity as a result of these market opportunities has prompted the setting up of a Scientific Innovation Office to both fast track priority projects, and to be more responsive to the immediate needs of defence customers identified as a result of our successful test firing in October.

The last 12 months also saw us appoint a new non-executive director, Dr Dan Alspach, to our board in August, secure additional funding of $7 million through a Share Purchase Plan in September, and complete the acquisition of a US manufacturer of precision-machined parts, ProCam Machine LLC in December.

Shareholder Bulletin	Issue 2

Planned US Demonstrations

We are on track to achieve our goal to conduct live firing demonstrations in the US in the first half of 2004 with the focus on demonstration of applications in response to end user requirements. The demonstrations are designed to generate heightened interest and product development opportunities in the US.

Keeping you informed

As most of our shareholders know, Metal Storm strives to keep the market and our shareholders as fully informed as possible. However, the nature of our work is such that not everything we do is in the public domain. A significant portion of our new and ongoing research and development projects are not disclosed because they are under obligations of confidentiality, or because there is insufficient certainty to justify publication. The information in this bulletin is that which can be disclosed or is already in the public domain.

Shareholders are assured that we endeavour at all times to make maximum use of our resources towards the goal of commercialising products from our technology and to keep the market informed of our progress whenever possible.

24 Barrel Grenade Pod

The successful test firing of our “new generation” fully re-loadable 24 Barrel Grenade Pod in October 2003 was a significant milestone for the company. It was the culmination of a series of successful firings in May and July 2003 of a 16 barrel version with hard-wired ignition, as well as a firing in August of an inductive ignition system with a rapid reload capability using multi-shot cartridges.

The 24 Barrel Grenade Pod demonstrated the successful integration of a computer operated electronic fire control system with the inductive ignition of inert 40mm grenades and the successful operation of re-loadable multi shot cartridges. All of this in a compact trailer-mounted 24 barrel pod configuration capable of simultaneous fire in opposed directions and split elevations, as well as various rates of fire from 1 to 450,000 rounds per minute.

Firefighting

In September 2003 Metal Storm signed a heads of agreement with Pyrogen Corporation outlining a program for analysis, development and ultimate commercialisation of ‘rapid attack’ firefighting systems within an anticipated three-year period. This exciting project in the non -military product range is being designed to provide new and innovative capabilities for fire fighters to target fires that are difficult to access using conventional fire fighting methods.

The level of interest in developing fire-fighting opportunities has been high and both the Brisbane and Washington, DC offices have received enquiries and are advancing this innovative project.

O’Dwyer VLe® Handgun

Activity surrounding the VLe handgun has increased significantly and centres around developments in military, law enforcement and civilian applications.

In November 2003 Metal Storm announced a collaboration memorandum had been signed with the New Jersey Institute of Technology (NJIT) and Taurus International Manufacturing Inc, with the goal of developing and ultimately bringing to market a ‘personalised’ handgun that electronically recognises a pre-authorised individual or group users. Taurus is a significant manufacturer, marketer and distributor of handguns in the US.

This memorandum sets the preliminary framework under which the parties are now working to integrate NJIT’s Dynamic Grip Recognition (DGR) technology with Metal Storm’s O’Dwyer VLe® handgun with the aim of producing a marketable end product by 2005/06. Further announcements will be made as the collaboration proceeds.

Metal Storm presented its findings to the National Institute of Justice (NIJ )in October 2003 following the mid year submission of Metal Storm’s very substantial study document regarding the use of the O’Dwyer VLe® handgun for law enforcement purposes. We continue to be engaged with the NIJ to advance this capability.

Shareholder Bulletin	Issue 2

Other 9mm Applications

Some of the applications we are evaluating in the 9mm area are crowd control and robotics. Metal Storm’s lightweight electronic technology is much better suited to robotic applications than traditional, heavier mechanical systems.

Ammunition Development

Metal Storm is currently expanding its ammunition development program to facilitate its current priorities in the 40mm and 9mm segments.

Progressing our External Development Programs

•	ADWS - The Area Denial Weapons System (ADWS), a Defence Science & Technology Organisation (DSTO) led program which offers an alternative to conventional anti-personnel landmines, is now in the final stages of development. There are plans to demonstrate the system to the ADF and other defence customers in mid 2004.

•	AICW - The Advanced Individual Combat Weapon (AICW) is a DSTO led program which combines a Metal Storm stacked round, electronic 40mm barrel with a mechanical assault rifle. This program is on track to mature in 2004.

•	Missile Defense Agency (MDA) - Our two R&D Small Business Innovation Research Programs (SBIRs) with the MDA are progressing, however details cannot be disclosed at this time.

•	US Army - This SBIR is aimed at providing a lethal and less than lethal weapon system for the US Army. Discussions have commenced regarding the transition of this SBIR to a Phase II proposal for the next stage of funded development.

•	US Navy - Metal Storm was asked to submit a Phase II proposal for this R&D project. The proposal was completed and filed in January 2004 and is aimed at providing the US Navy with a close-in defence system for ships.

•	IBDSS - The Integrated Base Defence Security System (IBDSS) is a US government program for the protection of military installations. Metal Storm technology is being considered for potential applications in future IBDSS systems but is not part of the contracts recently awarded in the US.

•	High Pressure Development - In July 2002 we announced the success of research efforts into high pressure applications and advised that discussions with government agencies were ongoing. Activity in the high pressure area is continuing and we expect further progress in this area.

Metal Storm acquires US Specialist Engineering Business

On 11 December 2003, Metal Storm acquired Seattle based ProCam Machine LLC, a manufacturer of precision machined parts for the defence, electronics, aircraft and space propulsion industries. This acquisition provides Metal Storm with an established business in the defence and aerospace sector in the US that generates important revenues for the company, as well as the capability of producing prototype weapon systems for demonstration in the US.

ProCam has contracts with a number of major defence industry contractors and importantly maintains an ISO-9001:2000 rating which is vital when competing for a wide variety of defence manufacturing contracts. ProCam is strategically located in Seattle where many major defence companies are based and is close to a number of firing ranges and other facilities that are important to Metal Storm. The business employs approximately 45 people and has a turnover in excess of US$4 million annually.

Since the acquisition Procam has received two contracts from General Dynamics Ordnance and Tactical Systems (GD-OTS) totalling more than US$1 million for the production of precision assemblies to be used in tactical munitions dispensers. This is part of an ongoing long-term relationship between GD-OTS and ProCam.

Metal Storm goes to Mars

Mars Rover Parachute

Among the top ten mission-critical items for NASA’s recent Mars Exploration Rover missions, Spirit and Opportunity, were the successfully deployed, parachute canister and associated components, manufactured by Metal Storm’s subsidiary Pro-Cam Machine LLC.

ProCam manufactured the parachute canister that held the actual parachute, the piston or “sabot” that pushes the parachute out, the gas generator that creates the hot gas to operate the piston, and the bridle pins that held the complete assembly in place.

Working with its primary customers, Pioneer Aerospace (a world leader in the design and manufacture of state-of-the-art aerodynamic deceleration systems), a division of Zodiac, and General Dynamics Ordnance and Tactical Systems (GD-OTS) Pro-Cam helped refine the production design and successfully completed all program delivery milestones.

The success and significance of this endeavor illustrates the high quality manufacturing, engineering, metallurgy, and prototyping expertise that Metal Storm has acquired with ProCam.

METAL STORM LIMITED

ACN 064 270 006

Level 34 Central Plaza One

345 Queen Street, Brisbane Qld 4000

GPO Box 1097

Brisbane Qld 4001

Australia

Phone:	61 7 3221 9733
Fax:	61 7 3221 9788
Web:	www.metalstorm.com
www.procammachine.com

Media Coverage since last Bulletin

Metal Storm has made a number of announcements since the last Bulletin. The details of these can be found in the News Section of our website. There have also been a number of media articles and documentaries on the company in recent months including the following articles:

•	Popular Science Magazine – Feb 04 issue – article on Metal Storm Firefighting and Pyrogen – “Urban Firefighting Gets a Killer Edge” http://www.popsci.com/popsci/ science/ article/0,12543,584987,00.html

•	Jane’s International Defense Review – Feb 04 - article on Metal Storm’s 40mm pod system for area, convoy and fixed asset defence - “Metal Storm multibarrel pod system progresses” http://www.janes.com/defence/

•	Australian Defence Magazine – Oct 2003 issue – full one page article on technological developments “Metal Storm hurdles milestones” article by Gregor Ferguson http://www.yaffa.com.au/defence

•	Featured in “Wild Tech” episode aired on Discovery Science Channel in the US - Jan 23 2004 http://science.discovery.com

•	Featured on History Channel “Inventions that changed the world” episode entitled “Guns” http://www.historychannel.com

The company has also had media coverage in the press and on television and radio, including two segments on the ABC Inside Business program in late 2003.

Showcasing our potential at the Land Warfare Conference

In October 2003 we showcased our 24 Barrel Grenade Pod and associated technical features together with a number of our other prototypes at the DSTO sponsored Land Warfare Conference which was held at the Adelaide Convention Centre.

The majority of Australia’s defence industry organisations and many key international defence companies attended the conference. Metal Storm demonstrated and briefed key personnel from both the Australian and US defence forces on the key features and advancements of Metal Storm technology. There was enormous interest from all quarters and Metal Storm’s stand was amongst the busiest every day of the conference. Important contacts and discussions eventuated with a number of prominent overseas defence industry organisations.

Participating in the National Small Arms Technology Consortium

On 5 February 2004 Metal Storm signed a Consortium Membership Agreement with the National Small Arms Technology Consortium (NSATC) which has been established to develop and expand technical superiority in the field of small arms weapons, ammunition and advanced technology for defence purposes. Membership of this US government led initiative is by invitation only and some 35 companies are signatories to the Consortium Agreement.

Metal Storm’s membership of the Consortium is yet another indication of the high regard US defence agencies have for Metal Storm and its technology.

Resourcing for Growth

A number of personnel changes have occurred in the last five months. On 3 October 2003 Kevin Dart resigned as a director of the Company and this position remains as a casual vacancy. In other Board news we were pleased to see our Chairman, Admiral Bill Owens, recently appointed to the Supervisory Board of Daimler Chrysler AG. The growth of our activities has necessitated both the setting up of our Scientific Innovation Office in Brisbane, and the appointment of:

•	Ben Bishop as Program Development Engineer to the Scientific Innovation team. Ben was previously employed at DSTO in Adelaide.

•	René Rosales as Mechanical Design Engineer to the Scientific Innovation team. René has previous experience in the defence sector including work for Boeing and the RAAF. His focus is on producing technical data packages for the various programs that are underway.

•	Sally Kaye as Scientific Innovation Liaison Officer – Sally provides administrative and program control support to the Scientific Innovation team. Sally was previously employed as Executive Assistant and has been with the Company since 1999.

•	Rick Hassen as General Manager – Pro-Cam. Rick has extensive management and financial experience in the manufacturing and engineering sectors.

Informing Investors

As part of our ongoing program designed to keep shareholders informed and promote the stock to the investment community Metal Storm has conducted a series of briefing sessions and presentations.

Shareholder Briefings were held in Brisbane, Sydney, Melbourne, Perth and Adelaide during September 2003 and attracted very good attendances. These sessions lasted approximately two hours each and included a formal presentation and a question and answer session. Based on feedback from shareholders we plan to hold briefing sessions at least once a year around October and will endeavour to arrange the timing and venues to make attendance easier for more shareholders to attend.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM TO WEAPONISE UNMANNED AERIAL VEHICLE FOR DEMONSTRATION IN THE USA

BRISBANE, AUSTRALIA - 25 February 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited announced today it is planning to live fire its 40mm electronic weapon system on an Unmanned Aerial Vehicle (UAV) helicopter in the USA shortly. Preparation and fabrication are well advanced and a UAV airframe has already been shipped into Australia to commence the weapon/UAV integration process.

The live firing, anticipated to be held in the USA during the second quarter of 2004, is the key deliverable under a Memorandum of Understanding (MOU) which Metal Storm signed with Dragonfly Pictures Inc (DPI) on 23 February 2004. Under the MOU the company’s electronic weapon technology will be integrated with DPI’s new Dragonfly DP-4X UAV helicopter for these live firings.

The Dragonfly DP-4X is a man portable, remotely controlled, Vertical Take-Off and Landing (VTOL) UAV that is approximately 2.1m long, 0.8m wide, 1.1m high, has a rotor span of 3m, and weighs approximately 64kg. It is designed to carry imaging, communications and environmental sensors for aerial intelligence gathering and reconnaissance.

Dragonfly Pictures Inc Chief Executive Officer, Mr Michael Piasecki said the integration of Metal Storm’s unique, lightweight, electronic, multi shot weapon system complemented DPI’s ‘systems’ approach in preparing the new Dragonfly DP-4X as a weaponised UAV helicopter.

“Metal Storm offers a genuinely transformational electronic weapon system that will allow us to extend the application of UAVs beyond just information gathering,” Mr Piasecki said.

“Our affordable and versatile Dragonfly DP-4X is being prepared for riskier and more offensive missions to combat many of the new threats that defy traditional battlefield tactics,” he said.

Metal Storm Director of Scientific Innovation, Mr Mike O’Dwyer, said DPI’s UAV helicopters were an excellent platform for demonstrating Metal Storm’s technology to the US defence industry and military decision-makers because they have already been used in frontline operational locations.

“Currently, small to medium UAV helicopters and aeroplanes are restricted to the surveillance role as they have no real offensive capability,” Mr O’Dwyer said.

“This project provides us with an ideal means of showcasing the versatility of Metal Storm’s electronic weapon systems in the expanding UAV market which is expected to grow to US$10.5 billion in the next decade,” he said.

“Integrating Metal Storm’s electronic weapon system with small, lightweight UAV helicopters, will enable them, for the first time, to undertake small scale strikes to support ground troops by day or night, escort convoys, clear roads and retaliate against mobile, man-launched ordnance such as those used in Iraq recently,” said Mr O’Dwyer.

Metal Storm Chief Executive Officer, Mr Chuck Vehlow, said armed UAVs were seen as a vital and emerging defence requirement which could open a new and major market for Metal Storm technology.

“An extra US$1 billion in funding for UAV programs was allocated in the 2003/04 US defense budget to rapidly progress the development of this capability,” Mr Vehlow said.

“Armed UAVs offer affordable support for manned military systems at a reduced cost and without unnecessarily risking soldier’s lives,” he said.

“This project allows Metal Storm to support DPI demonstrations for enhanced UAV capabilities now under consideration for the US Army’s Future Combat Systems (FCS) program.

“The MOU with DPI resulted from one of many US defence industry enquiries and project opportunities that have arisen from the successful test firing of our 24-barrel 40mm Grenade Pod in October last year,” said Mr Vehlow.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Dragonfly Pictures Inc

DPI has pioneered a family of small vertical take-off and landing (VTOL) unmanned helicopters for military, civil and commercial users for twelve years. Originally, the platforms developed by DPI were built to support the special effects industry; now DPI’s technology is being applied to Homeland Security roles and Convoy protection applications around the globe. Under Mr. Michael W. Piasecki’s leadership, DPI continues a strong tradition of 65+years of helicopter technology development, a legacy that started in 1942 by Frank N. Piasecki, the father of the Tandem Helicopter still in use today in Afghanistan and IRAQ.

DPI has focused its expertise to rapidly develop products that will directly assist small unit commanders which confront ambushes, Land Mines and Improvised Explosive Devices (IEDs) on a daily basis. These products are by design: multi-mission flexible, HMMWV compatible, and substantially reduce operator work load and support personnel.

www.dragonflypictures.com

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

Date May 7, 2004	By	/s/ Sylvie Moser-Savage (Signature)

	Name	Sylvie Moser-Savage
	Title	Company Secretary